Exhibit 99.1

Azure Power Announces Delay in Filing of Form 20-F

NEW DELHI, August 12, 2022 -- Azure Power (NYSE: AZRE) ("Azure" or "the Company"), a leading sustainable energy solutions provider and renewable power producer in India, announced that it will not be in a position to file its Annual Report on Form 20-F for the fiscal year ended March 31, 2022 (the "2022 Form 20-F") with the U.S. Securities and Exchange Commission (the "SEC") by August 16, 2022, as extended from the original due date of August 1, 2022, pursuant to the Form 12b-25 filed with the SEC on August 1, 2022.

The delay in filing the 2022 Form 20-F is due to Company’s ongoing review of its internal control and compliance framework. These matters are being progressed with the assistance of the Company’s advisers. The Company is making all efforts to file its 2022 Form 20-F as soon as practicable. The Company does not expect the delay in filing its 2022 Form 20-F to impact its ongoing renewable energy business operations.

Azure’s new leadership, supported by the Board, will be upgrading the Company’s processes going forward.

About Azure Power

Azure is a leading independent sustainable energy solutions provider, and power producer in India on a mission to create value for all stakeholders through high-performance Renewable Energy assets. Azure developed India's first utility scale solar project in 2009 and since then, Azure has grown rapidly to become a leader in developing and operating large utility-scale renewable energy projects in the country. Azure also partners with commercial and industrial customers in their decarbonization journey by providing comprehensive solutions for their clean energy needs.

For more information about Azure, visit: www.azurepower.com

Forward-Looking Statements

This press release contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended and the Private Securities Litigation Reform Act of 1995, including statements regarding the Company's future financial and operating guidance, operational and financial results such as estimates of nominal contracted payments remaining and portfolio run rate, and the assumptions related to the calculation of the foregoing metrics. The risks and uncertainties that could cause the Company's results to differ materially from those expressed or implied by such forward-looking statements include: the availability of additional financing on acceptable terms; changes in the commercial and retail prices of traditional utility generated electricity; changes in tariffs at which long term PPAs are entered into; changes in policies and regulations including net metering and interconnection limits or caps; the availability of rebates, tax credits and other incentives; curtailment; the availability of solar panels and other raw materials; its limited operating history, particularly as a new public company; its ability to attract and retain its relationships with third parties, including its solar partners; its ability to meet the covenants in its debt facilities; meteorological conditions and such other risks identified in the registration statements and reports that the Company files with the SEC from time to time. All forward-looking statements in this press release are based on information available to us as of the date hereof, and the Company assumes no obligation to update these forward-looking statements.

Investor Contact

ir@azurepower.com

Media Contact

pr@azurepower.com